March 17, 2022

Filed Pursuant to Rule 433

File No. 333-236683

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

USD 2,000,000,000 8.600% NOTES DUE SEPTEMBER 24, 2027

ISSUER:	The Republic of Turkey

SECURITIES:	USD 2,000,000,000 8.600% Notes due September 24, 2027

PRICING DATE:	March 17, 2022

ISSUE FORMAT:	Global (SEC Registered)

ISSUE SIZE:	USD 2,000,000,000

PRICE TO PUBLIC:	99.892%

TOTAL FEES:	USD 1,400,000 (0.070%)

NET PROCEEDS TO ISSUER:	USD1,996,440,000

YIELD TO MATURITY:	8.625% per annum

COUPON:	8.600% per annum, payable annually on a 30/360 basis

MATURITY DATE:	September 24, 2027

SPREAD TO BENCHMARK US TREASURY:	645.1bps

BENCHMARK US TREASURY:	UST 1.875% due February 28, 2027

BENCHMARK TREASURY YIELD:	2.174%

DENOMINATIONS:	USD 200,000 / USD 1,000

INTEREST PAYMENT DATES:	March 24 and September 24, beginning on September 24, 2022

CUSIP / ISIN	M88269 US8 / USM88269US88

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of the Republic of Turkey.

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/ BOOKRUNNERS:	Citigroup Global Markets Inc. Goldman Sachs International J.P. Morgan Securities plc

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SETTLEMENT DATE:	Expected, March 24, 2022 (T+5) through the book-entry facilities of The Euroclear Bank S.A./N.V. or Clearstream Banking Luxembourg, S.A.

MANUFACTURER TARGET MARKET:	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling Citigroup Global Markets Inc. at +1-800-831-9146, Goldman Sachs International at +1-866-471-2526 and J.P. Morgan Securities plc at +1-866-803-9204.

The preliminary prospectus supplement relating to the Notes is available under the following link: https://www.sec.gov/Archives/edgar/data/0000869687/000119312522078212/d288729d424b5.htm

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Confidential